# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PETMED EXPRESS INC, CIK 0001040130
CUSIP: 716382106
Title of class of securities: Common Stock, $.001 Par Value
Address of issuer's principal executive offices: 420 South Congress Avenue, Delray Beach, Florida (FL), 33445
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002059711
Persons authorized to receive notices and communications: Michael Penney, Arnold & Porter Kaye Scholer LLP, 250 W. 55th Street, New York, New York (NY), 10019, (212) 836-8000

## Reporting persons
- SilverCape Investments Limited (CIK 0002059711): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,579,696; shared voting power 0; sole dispositive power 2,579,696; shared dispositive power 0; aggregate amount beneficially owned 2,579,696 (12.07% of the class)
  Comment: (1) The percent of class represented is based on 21,365,782 shares of Common Stock outstanding as of May 22, 2026, as last reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2026.
- Peter Kennedy: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,579,696; sole dispositive power 0; shared dispositive power 2,579,696; aggregate amount beneficially owned 2,579,696 (12.07% of the class)
  Comment: (1) Peter Kennedy, the managing director of SilverCape Investments Limited ("SilverCape"), has voting and investment power with respect to the Common Stock held by SilverCape. Mr. Kennedy disclaims any beneficial ownership of the Common Stock beneficially owned by SilverCape.
  
  (2) The percent of class represented is based on 21,365,782 shares of Common Stock outstanding as of May 22, 2026, as last reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 Par Value
Name of issuer: PETMED EXPRESS INC
Address of issuer's principal executive offices: 420 South Congress Avenue, Delray Beach, Florida (FL), 33445
Comment: Explanatory Note: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed jointly by SilverCape Investments Limited ("SilverCape") and Peter Kennedy ("Kennedy" and together with SilverCape, collectively, the "Reporting Persons") to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 20, 2025 (the "Original Statement"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on December 11, 2025 ("Amendment No. 1" and the Original Statement as amended thereby, the "Prior Statement"). The Prior Statement as amended by this Amendment No. 2 is referred to as this "Schedule 13D". This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of PetMed Express, Inc., a Florida corporation (the "Issuer"). Except as amended and supplemented by this Amendment No. 2, the Prior Statement remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Prior Statement is not being amended by this Amendment No. 2.
Residence or business address: Item 2 of the Prior Statement is not being amended by this Amendment No. 2.
Present principal occupation or employment: Item 2 of the Prior Statement is not being amended by this Amendment No. 2.
Criminal convictions in the last five years: Item 2 of the Prior Statement is not being amended by this Amendment No. 2.
Civil proceedings (securities laws) in the last five years: Item 2 of the Prior Statement is not being amended by this Amendment No. 2.
Citizenship: Item 2 of the Prior Statement is not being amended by this Amendment No. 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the of the Prior Statement is not being amended by this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Statement is hereby amended and supplemented to add the following:

On June 29, 2026, SilverCape sent a (the "Letter") to the Issuer's Chief Executive Officer and board of directors providing a revised non-binding proposal (as revised, the "Proposal") to take the Issuer private by acquiring 100% of the Issuer's outstanding Common Stock at a price of $3.00 per share of Common Stock in cash (the "Potential Transaction"). The Letter was also publicly disclosed by press release (the "Press Release") on June 29, 2026. The Letter and Press Release also outline and summarize SilverCape's rationale for the Proposal as well as various reasons why SilverCape believes the Issuer's board of directors should engage with SilverCape on the Proposal and Potential Transaction.

The Proposal for the Potential Transaction was (and remains) non-binding and is subject in all respects to, among other things: (a) the Reporting Persons' further due diligence and (b) the execution of a mutually acceptable definitive agreement with terms and conditions customary for transactions of the type contemplated by the Proposal (the "Definitive Agreement"), including, without limitation, that the Issuer and its board of directors take all actions necessary to render inapplicable the Issuer's shareholder rights plan or other similar antitakeover protections that are or could become applicable in connection with the transactions contemplated by the Letter and the Press Release, the Potential Transaction or the Definitive Agreement.

The foregoing description of the Letter and Press Release is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter and the Press Release, which are filed as Exhibit 99.2 to this Amendment No. 2 and are incorporated herein by reference.

There can be no assurance that a Definitive Agreement with respect to the Potential Transaction will be executed or, if executed, whether the Potential Transaction will be consummated. No legally binding obligation with respect to the Proposal or the Potential Transaction will arise until such time, if ever, as a binding Definitive Agreement has been executed by the relevant parties. There is also no certainty as to whether, or when, the Issuer may respond to the Letter or the matters discussed in the Press Release, or as to the time table for execution of any Definitive Agreement. The Reporting Persons reserves the right to modify or withdraw the Proposal at any time and to cease discussions and negotiations at any time.

Neither the Letter, the Press Release nor this Schedule 13D is meant to be an offer to purchase or a solicitation of any offer to sell shares of the Issuer's Common Stock or other securities.

The Reporting Persons intend to engage in discussions with the Issuer regarding the Potential Transaction. The Reporting Persons may change the terms of the Proposal or the Potential Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Potential Transaction, withdraw the Proposal described in the Letter and Press Release or any other proposal with respect to the Potential Transaction, take any action to facilitate or increase the likelihood of consummation of the Potential Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons reserve the right to, directly or indirectly, take such additional steps as they may deem appropriate to further the Potential Transaction or otherwise to support their investment in the Issuer, including, without limitation: (a) engaging in discussions with other shareholders, advisors and other relevant parties; and (b) entering into confidentiality arrangements, and other agreements, arrangements and understandings in connection with the Potential Transaction.

The Potential Transaction may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the Nasdaq and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intend to review their existing investment in the Issuer on a continuing basis. Depending on the Reporting Persons' evaluation of various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position, results and strategic direction, actions taken by the Company's management and the Issuer's board of directors, price levels of the Common Stock and other investment opportunities available to the Reporting Persons, compliance with applicable laws, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring shares of Common Stock and/or other equity or other securities of the Company or disposing of some or all of the securities beneficially owned by the Reporting Persons in public market or privately negotiated transactions, formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Statement is hereby amended and restated in its entirety as follows.

As of the filing date of this Amendment No. 2, SilverCape is the holder of record of 2,579,696 shares of Common Stock, representing approximately 12.07% of the shares of Common Stock. The percentages used in this Amendment No. 2 are calculated based on 21,365,782 shares of Common Stock outstanding as of May 22, 2026, as last reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

Kennedy, as the managing director of SilverCape, has voting and investment power with respect to the Common Stock held by SilverCape. Kennedy disclaims any beneficial ownership of the Common Stock beneficially owned by SilverCape.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is not being amended by this Amendment No. 2.
Transactions in the class effected during the past sixty days: Item 5(c) is not being amended by this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is not being amended by this Amendment No. 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is not being amended by this Amendment No. 2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior Statement is hereby amended and restated as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference. On June 29, 2026, the Reporting Persons submitted the Letter to the Issuer's board of directors and issued the Press Release. The Letter and the Press Release are attached hereto as Exhibit 99.2 and incorporated herein by reference.

Except as otherwise described in the Prior Statement, this Amendment No. 2, the Joint Filing Agreement attached hereto as Exhibit 99.1 and the Letter and the Press Release attached hereto as Exhibit 99.2, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Prior Statement is hereby amended and restated in its entirety as follows:

99.1 Joint Filing Agreement, dated as of May 20, 2025 (incorporated by reference to Exhibit 1 to the Prior Statement filed by the Reporting Persons on May 20, 2025).

99.2 Letter and Press Release re: Potential Transaction, dated June 29, 2026.

## Signatures
- SilverCape Investments Limited: /s/ Peter Kennedy, Managing Director (06/29/2026)
- Peter Kennedy: /s/ Peter Kennedy, Managing Director (06/29/2026)